EXHIBIT 99

Koor Industries Ltd.


                                                            Office Of Legal
                                                                    Counsel
                                                          21 Ha'arba'ah st.
                                                             Tel-Aviv 64739
                                                                     Israel
                                                         Tel.:972-3-6238420
                                                          Fax:972-3-6238425

                                                            15 October 2001







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The Securities Authority   The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464            Tel Aviv 65202               Jerusalem 91007
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Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,


                        Re: Immediate Report 08/2001
               Koor Industries Ltd.(Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter "Koor" or "the Company") hereby gives notice as follows:

Following a newspaper article and upon the Securities Authority's request, Koor confirms that it initiated negotiations with a number of banks in order to improve Koor's loan facilities.


These negotiations are held on the ongoing relationship between Koor and the banks, and they have not been finalized.




                                          Yours faithfully,



                                         Shlomo Heller, Adv.
                                 Legal Counsel and Company Secretary